UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Jonathan E. Marsh

International General Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Sarah P. Payne

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 101,252,554
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 101,252,554
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,252,554
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 9,531,677 shares of Common Stock issuable pursuant to a warrant issued by the Issuer to Purchaser on February 28, 2012, 8,017,420 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Purchaser on May 29, 2013 and 5,126,775 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Purchaser on June 11, 2014. Percentage calculated based on 136,593,184 shares of Common Stock outstanding as of October 23, 2015 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2015.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total Energies Nouvelles Activités USA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 101,252,554
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 101,252,554
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,252,554
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes 9,531,677 shares of Common Stock issuable pursuant to a warrant issued by the Issuer to Purchaser on February 28, 2012, 8,017,420 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Purchaser on May 29, 2013 and 5,126,775 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Purchaser on June 11, 2014. Percentage calculated based on 136,593,184 shares of Common Stock outstanding as of October 23, 2015 as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2015.

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013 and June 18, 2014 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Items 4, 6 and 7 of the Filing are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information at the end of such Item:

Letter Agreement

On December 8, 2015, the Issuer announced the offering (the “Offering”) of $350 million of senior convertible debentures due 2023 (the “2023 Debentures”) by the Issuer. On December 8, 2015, Purchaser entered into a Letter Agreement with Goldman, Sachs & Co. (“GS”), as representative of the several initial purchasers in the Offering, pursuant to which Purchaser agreed to acquire $100 million principal amount of the 2023 Debentures (subject to the Issuer issuing at least $300 million in aggregate principal amount of the 2023 Debentures included in the Offering, including the 2023 Debentures to be purchased by Purchaser) for an aggregate consideration based on the initial offering price for such 2023 Debentures as set forth in the final offering memorandum related to the Offering, subject to, among other conditions, consummation of the offering.

Lock-Up Agreement

In connection with the announcement of the Offering, Purchaser entered into a 90 day Lock-Up Agreement with GS pursuant to which Purchaser has agreed, subject to limited exceptions, not to dispose of any Shares or securities convertible into Shares or engage in similar transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

Items 3, 4 and 5 and Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, and 37 are incorporated herein by reference.

Other than the transactions contemplated by the Tender Offer Agreement (as amended), the Affiliation Agreement (as amended), the Registration Rights Agreement (as amended), the Tenesol Term Sheet, the Tenesol Stock Purchase Agreement, the Private Placement Agreement, the Master Agreement (as amended), the Credit Support Agreement (as amended), the Liquidity Support Agreement, the Compensation and Funding Agreement (as amended), the Upfront Warrant, the Revolving Credit and Convertible Loan Agreement, the Private Placement Agreement entered into in connection with the Compensation and Funding Agreement, the 2023 Debenture Purchase Agreement, the Letter Agreement and the Lock-Up Agreement, including exhibits and schedules to such agreements, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons listed on Schedule A and between such persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

*	Filed herewith.

Exhibit Number	Description

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

18	Liquidity Support Agreement, dated February 28, 2012, by and among Issuer, Total and the U.S. Department of Energy, acting by and through the Secretary of Energy, incorporated herein by reference to Exhibit 10.89 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

19	Compensation and Funding Agreement, dated February 28, 2012, by and between Issuer and Total, incorporated herein by reference to Exhibit 10.90 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

20	Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.91 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

21	Warrant to Purchase Common Stock, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.92 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

22	Revolving Credit and Convertible Loan Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.93 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

23	Private Placement Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.94 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

24	Form of Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 10.95 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

25	Form of Guarantee from Total and Bank, incorporated herein by reference to Exhibit 10.96 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

26	Form of Convertible Term Loan Note, incorporated herein by reference to Exhibit 10.97 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

27	Revolving Loan Note, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

Exhibit Number	Description

28	Form of Terms Agreement incorporated herein by reference to Exhibit 10.99 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

29	Amendment No. 4 to Affiliation Agreement, dated August 10, 2012, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

30	Amendment No. 1 to Compensation and Funding Agreement, dated August 10, 2012, by and between the Issuer and Total, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

31	Third Amendment to Credit Support Agreement, dated as of December 14, 2012, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

32	Amendment No. 1 to Master Agreement, dated February 20, 2013, by and among the Issuer and Total, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

33	Purchase Agreement, dated as of May 22, 2013, by and among the Issuer and Deutsche Bank Securities Inc., as representative of the initial purchasers, incorporated herein by reference to Exhibit 33 to the Schedule 13D filed with the Issuer on June 6, 2013.

34	Amendment to Registration Rights Agreement, dated as of May 29, 2013, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 34 to the Schedule 13D filed with the Issuer on June 6, 2013.

35	Letter Agreement, dated as of June 4, 2014, by and between the Purchaser and Deutsche Bank Securities Inc., as representative of the several initial purchasers, incorporated herein by reference to Exhibit 35 to the Schedule 13D filed with the Issuer on June 18, 2014.

36	Letter Agreement, dated as of December 8, 2015, by and between the Purchaser and Goldman, Sachs & Co., as representative of the several initial purchasers.*

37	Lock-Up Agreement, dated as of December 8, 2015, by and between the Purchaser and Goldman, Sachs & Co., as representative of the several initial purchasers.*

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

TOTAL S.A.

By:	/s/ Humbert de Wendel
Name: Humbert de Wendel
Title: Treasurer

TOTAL ENERGIES NOUVELLES ACTIVITÉS USA

By:	/s/ Marc de Lataillade
Name: Marc de Lataillade
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

18	Liquidity Support Agreement, dated February 28, 2012, by and among Issuer, Total and the U.S. Department of Energy, acting by and through the Secretary of Energy, incorporated herein by reference to Exhibit 10.89 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

*	Filed herewith.

Exhibit Number	Description

19	Compensation and Funding Agreement, dated February 28, 2012, by and between Issuer and Total, incorporated herein by reference to Exhibit 10.90 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

20	Amendment No. 3 to Affiliation Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.91 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

21	Warrant to Purchase Common Stock, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.92 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

22	Revolving Credit and Convertible Loan Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.93 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

23	Private Placement Agreement, dated February 28, 2012, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.94 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

24	Form of Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 10.95 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

25	Form of Guarantee from Total and Bank, incorporated herein by reference to Exhibit 10.96 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

26	Form of Convertible Term Loan Note, incorporated herein by reference to Exhibit 10.97 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

27	Revolving Loan Note, dated February 28, 2012, issued by Issuer to Purchaser, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

28	Form of Terms Agreement incorporated herein by reference to Exhibit 10.99 to the Annual Report on Form 10-K filed by the Issuer on February 29, 2012.

29	Amendment No. 4 to Affiliation Agreement, dated August 10, 2012, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

30	Amendment No. 1 to Compensation and Funding Agreement, dated August 10, 2012, by and between the Issuer and Total, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

31	Third Amendment to Credit Support Agreement, dated as of December 14, 2012, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

32	Amendment No. 1 to Master Agreement, dated February 20, 2013, by and among the Issuer and Total, incorporated herein by reference to Exhibit 10.98 to the Annual Report on Form 10-K filed by the Issuer on February 25, 2013.

33	Purchase Agreement, dated as of May 22, 2013, by and among the Issuer and Deutsche Bank Securities Inc., as representative of the initial purchasers, incorporated herein by reference to Exhibit 33 to the Schedule 13D filed with the Issuer on June 6, 2013.

34	Amendment to Registration Rights Agreement, dated as of May 29, 2013, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 34 to the Schedule 13D filed with the Issuer on June 6, 2013.

35	Letter Agreement, dated as of June 4, 2014, by and between the Purchaser and Deutsche Bank Securities Inc., as representative of the several initial purchasers, incorporated herein by reference to Exhibit 35 to the Schedule 13D filed with the Issuer on June 18, 2014.

36	Letter Agreement, dated as of December 8, 2015, by and between the Purchaser and Goldman, Sachs & Co., as representative of the several initial purchasers.*

37	Lock-Up Agreement, dated as of December 8, 2015, by and between the Purchaser and Goldman, Sachs & Co., as representative of the several initial purchasers.*